Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration File No: 333-222136

Alexandria Real Estate Equities, Inc.

This pricing term sheet supplements Alexandria Real Estate Equities, Inc.’s preliminary prospectus supplement, dated January 3, 2018 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to this offering, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.

Issuer:	Alexandria Real Estate Equities, Inc.

Security Description:	Common Stock (Par Value $0.01)

Size:	6,000,000 shares of Common Stock (or 6,900,000 shares of Common Stock if the underwriters’ option to purchase additional shares is exercised in full)

Public Offering Price:	$123.50 per share

Underwriting Discount:	$4.94 per share

Trade Date:	January 4, 2018

Settlement Date:	January 8, 2018

Other Information:

Prohibition of Sales to European Economic Area Retail Investors

The shares are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the shares or otherwise making them available to retail investors in the European Economic Area has been prepared and therefore offering or selling the shares or otherwise making them available to any retail investor in the European Economic Area may be unlawful under the PRIIPS Regulation.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting: BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department; or sending an email to dg.prospectus_requests@baml.com; J.P. Morgan, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-866-803-9204; or Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146).